UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

Titanium Metals Corporation

(Name of Subject Company (Issuer))

ELIT Acquisition Sub Corp.

(Offeror)

A Wholly Owned Subsidiary of

Precision Castparts Corp.

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

888339 10 8

(CUSIP Number of Class of Securities)

Roger A. Cooke

Senior Vice President, General Counsel and Secretary

PRECISION CASTPARTS CORP.

4650 S.W. Macadam Ave., Suite 400

Portland, OR 97239-4262

(503) 946-4800

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Ruth Beyer, Esq. Jason Brauser, Esq. Stoel Rives LLP 900 SW Fifth Ave, Suite 2600 Portland, OR 97204-1268 (503) 224-3380	Doron Lipshitz, Esq. David Schultz, Esq. O’Melveny & Myers LLP 7 Times Square New York, New York 10036 (212) 326-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$2,888,519,271	$393,994.03

(1)	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 175,061,774 shares of common stock, $0.01 par value per share (the “Shares”), of Titanium Metals Corporation (the “Company”) at a purchase price of $16.50 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes. As of November 12, 2012, 175,061,774 Shares were issued and outstanding.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2013, issued August 31, 2012, by multiplying the transaction value by 0.0001364.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $393,994.03	Filing Party: Precision Castparts Corp. and ELIT Acquisition Sub Corp.
Form or Registration No.: Schedule TO	Date Filed: November 20, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 (“Amendment No. 5”) further amends and supplements the Tender Offer Statement on Schedule TO originally filed on November 20, 2012 by (a) ELIT Acquisition Sub Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Precision Castparts Corp., an Oregon corporation (“Parent”), and (b) Parent, as amended and supplemented by Amendment No. 1 filed on November 23, 2012, Amendment No. 2 filed on November 28, 2012, Amendment No. 3 filed on December 5, 2012 and Amendment No. 4 filed on December 11, 2012 (together with any other amendments and supplements thereto, the “Schedule TO”). This Schedule TO relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Titanium Metals Corporation, a Delaware corporation (the “Company”), at a purchase price of $16.50 per Share, net to the seller in cash, without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 20, 2012 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used in this Amendment No. 5 but not defined herein shall have the respective meaning given to such terms in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1 through 9 and Item 11.

The first sentence of the second paragraph following the question, “What are the most significant conditions to the Offer?” in the section of the Offer to Purchase entitled “Summary Term Sheet” is hereby amended and restated in its entirety to read:

“Based on the information the Company provided to us regarding the number of Shares owned by the Excluded Stockholders as of November 12, 2012, and assuming no additional Shares are issued and the number of Shares owned by the Excluded Stockholders does not change after November 12, 2012, for the Minimum Tender Condition to be satisfied and, accordingly, for us to acquire any of the Shares pursuant to the Offer, stockholders of the Company (other than the Excluded Stockholders) must have tendered in the Offer, and not withdrawn prior to expiration of the Offer, at least 39,954,998 Shares, or approximately 23% of the issued and outstanding Shares.”

The “Introduction” of the Offer to Purchase is hereby amended by deleting the last sentence of the seventh paragraph of such section in its entirety and replacing it with the following sentence:

“Based on the information the Company provided to us regarding the number of Shares owned by the Excluded Stockholders as of November 12, 2012, and assuming no additional Shares are issued and the number of Shares owned by the Excluded Stockholders does not change after November 12, 2012, for the Minimum Tender Condition to be satisfied and, accordingly, for us to acquire any of the Shares pursuant to the Offer, stockholders of the Company (other than the Excluded Stockholders) must have tendered in the Offer, and not withdrawn prior to expiration of the Offer, at least 39,954,998 Shares, or approximately 23% of the issued and outstanding Shares.”

Section 16—“Certain Legal Matters; Regulatory Approvals—United States Antitrust Compliance” of the Offer to Purchase is hereby amended and supplemented by inserting the following paragraph immediately after the second paragraph of such section:

“At 11:59 p.m., New York City Time, on December 14, 2012, the required waiting period under the HSR Act with respect to the Offer and the Merger expired. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied. The Offer continues to be conditioned upon other conditions described in Section 15—“Conditions of the Offer.””

Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by inserting the following subsection at the end of such section:

“Other Regulatory Requirements. On December 14, 2012, Parent was notified in writing by the Director General-Treasury Section of the Ministry of Economy & Finance of France (the “Ministry of the Economy”) that Parent’s proposed acquisition of the Company is subject to prior authorization from the Ministry of the Economy as a result of certain of the Company’s activities in France relating to the sale of products primarily in the aeronautical and military sectors. Parent is cooperating with the Ministry of the Economy and intends to work with the Ministry of the Economy and the Company to obtain the Ministry of the Economy’s prior authorization or satisfactory alternatives thereto as promptly as practicable. Until the Ministry of the Economy provides its prior authorization of Parent’s proposed acquisition of the Company or certain satisfactory alternatives are obtained, Purchaser is not obligated to consummate the Offer. There can be no assurance as to when or whether the Ministry of the Economy will provide such prior authorization or when or whether such satisfactory alternatives can be obtained.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ELIT ACQUISITION SUB CORP.

By:	/s/ SHAWN R. HAGEL
Name:	Shawn R. Hagel
Title:	Executive Vice President and Chief Financial Officer

Date: December 17, 2012

PRECISION CASTPARTS CORP.

By:	/s/ SHAWN R. HAGEL
Name:	Shawn R. Hagel
Title:	Executive Vice President, Chief Financial Officer and Assistant Secretary

Date: December 17, 2012